January 30, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Mail Stop 3030

Attention:     Amanda Ravitz
Heather Percival

Re:	Miramar Labs, Inc.
Registration Statement on Form S-1
File No. 333-214121
Acceleration Request
Requested Date:    February 1, 2017
Requested Time:    4:00 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Miramar Labs, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-214121) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Philip H. Oettinger at (650) 565-3564.

[Signature page follows]

* * * *

Sincerely,

MIRAMAR LABS, INC.

By:	/s/ Robert Michael Kleine
Robert Michael Kleine
Chief Executive Officer

cc:	Brigid A. Makes, Miramar Labs, Inc.
Philip H. Oettinger, Wilson Sonsini Goodrich & Rosati, P.C.